UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 5

1-800 CONTACTS, INC.

(Name of Issuer)

1-800 CONTACTS, INC.	BRIAN W. BETHERS	LAGRANGE CAPITAL PARTNERS, LP
ALTA PARENT CORP.	ROBERT G. HUNTER	LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
ALTA ACQUISITION CORP.	KEVIN K. MCCALLUM	LAGRANGE CAPITAL ADMINISTRATION, LLC
FENWAY PARTNERS CAPITAL FUND III, L.P.	JOHN R. MURRAY	LAGRANGE CAPITAL MANAGEMENT, LLC
FENWAY PARTNERS III, LLC	MAX E. NEVES	FRANK LAGRANGE JOHNSON
JONATHAN C. COON	R. JOE ZEIDNER
JOHN F. NICHOLS

(Names of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

681977104

(CUSIP Number of Class of Securities)

R. Joe Zeidner Chief Legal Officer and General Counsel 1-800 CONTACTS, INC. 66 East Wadsworth Drive Draper, Utah 84020 (801) 316-5000	Timothy P. Mayhew Fenway Partners Capital Fund III, L.P. 152 West 57th Street, 59th floor New York, New York 10019 (212) 698-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

R. Scott Falk, P.C. Dennis M. Myers, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Joshua A. Leuchtenburg Anthony J. Norris Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 841-5700	Gregory V. Gooding, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	James T. Lidbury, Esq. Mayer, Brown, Rowe & Maw LLP 71 S. Wacker Drive Chicago, Illinois 60606 (312) 782-0600

This statement is filed in connection with (check the appropriate box):

☒	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$346,915,686.25	$10,651

*                     Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $24.25 per share of 14,085,965  shares of 1-800 CONTACTS common stock, par value $.01 per share (the “1-800 CONTACTS Common Stock”), and (b) $5,331,035 expected to be paid upon cancellation of all outstanding options.

**               The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 30.7 per million.

☒              Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $10,651

Form or Registration No.:      Schedule 14A—Preliminary Proxy Statement

Filing Party:      1-800 CONTACTS, INC.

Date Filed:      June 26, 2007

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (“SEC”) by the following persons: (1) 1-800 CONTACTS, INC., a Delaware corporation (“1-800 CONTACTS”), the issuer of the 1-800 CONTACTS Common Stock that is subject to the Rule 13e-3 transaction, (2) Alta Parent Corp., a Delaware corporation (“Parent”), (3) Alta Acquisition Corp., a Delaware corporation (“Acquisition”), (4) Fenway Partners Capital Fund III, L.P., a Delaware limited partnership (“Fenway”), (5) Fenway Partners III, LLC, a Delaware limited liability company, (6) Jonathan C. Coon, an individual and Chairman of the Board of Directors and Chief Executive Officer of 1-800 CONTACTS, (7) John F. Nichols, an individual and one of the directors and the Vice President, Trade Relations of 1-800 CONTACTS, (8) Brian W. Bethers, an individual and the President of 1-800 CONTACTS, (9) Robert G. Hunter, an individual and the Chief Financial Officer of 1-800 CONTACTS, (10) Kevin K. McCallum, an individual and the Chief Marketing Officer of 1-800 CONTACTS, (11) John R. Murray, an individual and the Chief Information Officer of 1-800 CONTACTS, (12) Max E. Neves, an individual and the Vice President, Human Resources of 1-800 CONTACTS, (13) R. Joe Zeidner, an individual and the General Counsel and Chief Legal Officer of 1-800 CONTACTS, (14) LaGrange Capital Partners, LP, a Delaware limited partnership, (15) LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands exempted company, (16) LaGrange Capital Administration, LLC, a Delaware limited liability company, (17) LaGrange Capital Management, LLC, a Delaware limited liability company, and (18) Frank LaGrange Johnson, an individual and one of the directors of 1-800 CONTACTS.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

i

TABLE OF CONTENTS

Item 15. Additional Information	1
SIGNATURES	2

ii

Item 15.                 Additional Information

Regulation M-A 1011

Item 15(b) is amended and supplemented as follows:

On September 6, 2007, at a special meeting of stockholders, 1-800 CONTACTS stockholders voted to approve and adopt the Agreement and Plan of Merger, dated as of June 3, 2007, by and among 1-800 CONTACTS, Parent and Acquisition.

On September 6, 2007, 1-800 CONTACTS filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Acquisition was merged with and into 1-800 CONTACTS, with 1-800 CONTACTS continuing as the surviving corporation (the “Merger”). As a result of the Merger, 1-800 CONTACTS became a subsidiary of Parent, which is privately owned by a group of investors led by Fenway and the continuing investors. The Merger became effective as of 10:55 a.m., Eastern time, on Thursday, September 6, 2007, at which time (i) each outstanding share of 1-800 CONTACTS common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in treasury, shares owned by Parent immediately prior to the effective time of the Merger (including shares to be exchanged for equity interests in the parent company of Parent by the continuing investors) and shares held by stockholders who properly exercised appraisal rights under Delaware law) was canceled and converted into the right to receive $24.25 in cash, and (ii) the separate corporate existence of Acquisition ceased.

As a result of the Merger, 1-800 CONTACTS common stock will no longer be listed on any exchange, including the Nasdaq Global Market. 1-800 CONTACTS will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2007

1-800 CONTACTS, INC.
By:	/s/ ROBERT G. HUNTER
Name:	Robert G. Hunter
Title:	Chief Financial Officer
ALTA PARENT CORP.
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Vice President
ALTA ACQUISITION CORP.
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Vice President
FENWAY PARTNERS CAPITAL FUND III, L.P.
By: Fenway Partners III, LLC, its General Partner
By:	/s/ W. GREGG SMART
Name:	W. Gregg Smart
Title:	Senior Managing Director
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Managing Director
FENWAY PARTNERS III, LLC
By:	/s/ W. GREGG SMART
Name:	W. Gregg Smart
Title:	Senior Managing Director
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Managing Director

JONATHAN C. COON
/S/ JONATHAN C. COON
Jonathan C. Coon
JOHN F. NICHOLS
/S/ JOHN F. NICHOLS
John F. Nichols
BRIAN W. BETHERS
/s/ BRIAN W. BETHERS
Brian W. Bethers
ROBERT G. HUNTER
/s/ ROBERT G. HUNTER
Robert G. Hunter
KEVIN K. McCALLUM
/s/ KEVIN K. MCCALLUM
Kevin K. McCallum
JOHN R. MURRAY
/s/ JOHN R. MURRAY
John R. Murray
MAX E. NEVES
/s/ MAX E. NEVES
Max E. Neves
R. JOE ZEIDNER
/s/ R. JOE ZEIDNER
R. Joe Zeidner

LAGRANGE CAPITAL PARTNERS, LP
By: LaGrange Capital Management, LLC, its General Partner
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
By: LaGrange Capital Administration, LLC, its Investment Manager
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
LA GRANGE CAPITAL ADMINISTRATION, LLC
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
LA GRANGE CAPITAL MANAGEMENT, LLC
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
FRANK LAGRANGE JOHNSON
/s/ FRANK LAGRANGE JOHNSON
Frank LaGrange Johnson

Exhibit Index

(a)(1)

Letter to Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by 1-800 CONTACTS, INC. with the Securities and Exchange Commission on August 7, 2007 (the “Proxy Statement”).

(a)(2)	Notice of Special Meeting of Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(3)	Proxy Statement of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(4)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.*
(c)(1)	Fairness Opinion of Sonenshine Partners LLC, dated June 3, 2007, incorporated herein by reference to Annex C to the Proxy Statement.
(c)(2)	Presentation of Sonenshine Partners LLC to the Transactions Committee of the Board of Directors of 1-800 CONTACTS, INC., dated June 3, 2007.*
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp. and 1-800 CONTACTS, INC., incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)

Support Agreement, dated as of June 3, 2007, among certain existing stockholders of 1-800 CONTACTS, INC., Alta Parent Corp. and Alta Acquisition Corp., incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3)	Rollover Equity Side Letter and Term Sheet, dated June 3, 2007, among Fenway Partners Capital Fund III, L.P., Jonathan C. Coon and John F. Nichols.*
(d)(4)	Management Rollover Agreement, dated as of August 9, 2007, by and among Alta Parent Corp. and the individuals and entities named on Schedule I thereto.**
(d)(5)	Rollover Agreement, dated as of August 9, 2007, by and among Alta Parent Corp. and the entities named on Schedule I thereto.**
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	None.

*       Previously filed on June 26, 2007.

**    Previously filed on August 13, 2007.